JASON INDUSTRIES, INC.
833 EAST MICHIGAN STREET, SUITE 900
MILWAUKEE, WISCONSIN 53202

June 21, 2019

Via EDGAR and Email

Mr. John Cash Accounting Branch Chief Office of Manufacturing and Construction Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:    Jason Industries, Inc.
Form 10-K/A for the Year Ended December 31, 2018
Filed May 13, 2019
Form 8-K Filed May 2, 2019
File No. 001-36051

Dear Mr. Cash:
Set forth below is the response of Jason Industries, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2019, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type, except where otherwise noted).
Form 10-K/A for the Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Seasonality and Working Capital, page 54

1.
We note your discussion of net operating working capital (“NOWC”) as a non-GAAP measure and the related tabular presentation. We also note this non-GAAP measure is calculated from amounts presented in the GAAP balance sheet. Please reconcile NOWC to the most directly

Mr. John Cash

comparable GAAP measure which appears to be working capital. See Item 10(e)(1)(i)(B) of Regulation S-K.

Response:
In future periodic filings (beginning with the second quarter of 2019), the Company will provide a reconciliation of NOWC to working capital, the most directly comparable GAAP measure.
Item 9A – Controls and Procedures, page 108

2.	Please expand your discussion of your remediation efforts including the actions you have taken or plan to take in carrying out the remediation plan, and the current status of your efforts.

Response:
In response to the Staff’s comment, the Company notes that at the time of filing of the 10-K/A for the year ended December 31, 2018, the material weakness in internal controls had been recently identified and as such, the Company was just beginning the process of evaluating and establishing a detailed remediation plan. Since the time of filing, the Company has developed a more detailed plan for remediation which will include (1) expanded consultation with third party specialists on complex income tax accounting matters and (2) enhanced documentation regarding the considerations and accounting guidance evaluated as part of the analysis supporting the recoverability of our deferred tax assets to allow for a more precise review process. As of the date of this response, the Company has not yet begun implementing the changes to the control process outlined under the remediation plan.
The Company intends to make the outlined changes to the control process in all future periods beginning with the second quarter of 2019 in conjunction with the preparation of the interim tax provision. Due to the inherent differences in the process of accounting for income taxes during an interim versus an annual period, the Company's process for remediating the material weakness will be deemed complete when management has concluded, through testing, that such control is operating effectively in conjunction with the preparation of the Company’s tax provision for the year ended December 31, 2019.
In future periodic filings (beginning with the second quarter of 2019), the Company will expand its disclosure to reflect the continued development and implementation of the remediation plan as of the date of each filing. The disclosure will reflect any updates to our remediation plan described above, as well as the status of remediation efforts and expected timing of remediation related to the material weakness in internal control over financial reporting.
Item 15 – Exhibits and Financial Statements, page 110

3.
You disclose on page 23 that you have no significant assets or operations and that you depend on Jason Incorporated for distributions, loans and other payments to generate the funds to meet your financial obligations and to pay dividends. You also disclose that your credit facilities contain legal and contractual restrictions that may limit your ability to obtain cash from Jason Incorporated. Please tell us how you considered disclosing the nature and amount of these restrictions under the guidance in Rule 4-08(e) of Regulation S-X. Also tell us how you considered whether parent-only financial statements should be furnished in Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X.

Mr. John Cash

Response:
In response to the Staff’s comment, the Company considered the disclosure requirements of Rule 4-08(e) of Regulation S-X and determined that the disclosures regarding the restrictions which limit the payment of dividends by the registrant made within other sections of the Form 10-K/A, including the “Liquidity and Capital Resources” section within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and within Item 1A. Risk Factors, will be disclosed within the “Debt and Hedging Instruments” Note to its financial statements in future filings. Such disclosure will include both the nature and the amount of such restrictions as required by 4-08(e).
In considering whether parent-only financial statements should be furnished in Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X, the Company performed the test of whether the restricted net assets of consolidated subsidiaries exceeded 25 percent of consolidated net assets as of the year ended December 31, 2018, and determined based on the test that such restricted net assets did not exceed the 25 percent threshold. As such, Schedule I was not required for presentation within the Form 10-K/A for the year ended December 31, 2018.
In performing such test, the Company utilized a denominator of zero as the consolidated net assets of the Company (shareholders’ deficit attributable to Jason Industries) was in a deficit position as of December 31, 2018. For purposes of the numerator, the Company considered the restrictions on subsidiary net assets under the Company’s Senior Secured Credit Agreements and determined that the net assets of consolidated subsidiaries subject to restrictions were also in a deficit position as of December 31, 2018, and as such, the Company also used zero for the numerator of the calculation.
In addition to the above, the Company further considered that based on its annual public float for the year ended December 31, 2018, determined as of the last business day of the second quarter of 2018 (June 29, 2018), the Company had less than $250 million in public float for purposes of the test to determine both filing status and qualification as a smaller reporting company under Rule12b-2 of the Securities Exchange Act of 1934. As such, the Company qualified as a Smaller Reporting Company (“SRC”) for the filing of the 10-K/A for the year ended December 31, 2018, however did not check the box on the filing related to this status. Under this status, the Company would not be subject to the disclosure requirements of either Rule 4-08(e) or Rule 5-04 of Regulation S-X, and as such, these disclosures would not have been required for the year ended December 31, 2018 regardless of whether restricted net assets exceeded 25 percent of consolidated net assets. In addition, the Company anticipates continuing to qualify for SRC status for the year ended December 31, 2019, and as such, will not be subject to such disclosure requirements. However, the Company intends to continue to disclose the nature of the restrictions and the potential impact on the Company’s liquidity within the “Debt and Hedging Instruments” Note to its financial statements and MD&A as these are deemed meaningful to the financial statement user in understanding the Company’s financial position.

Form 8-K Filed May 2, 2019

Exhibit 99.1

4.
You discussed free cash flow in the key financial results section without discussing the most directly comparable GAAP measure. In your next earnings release, please include the discussion of the most directly comparable GAAP measure with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the

Mr. John Cash

updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

Response:

In future earnings releases, the Company will provide, in the key financial results section, a discussion of the Company’s operating cash flow with equal or greater prominence to the discussion of the Company’s free cash flow.

* * *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 277-3322 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.
Very truly yours,

/s/ Chad M. Paris
Chad M. Paris
Senior Vice President and Chief Financial Officer

cc:    SiSi Cheng
United States Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Kevin M. Kuznicki
Jason Industries, Inc.